PACIFIC CMA, INC
                       7331 S. MEADOW COURT
                      BOULDER, COLORADO 80301


                       Information Statement
                     Pursuant To Section 14(f)
              of the Securities Exchange Act of 1934
                     and Rule 14f-1 Thereunder

                             ---------

                           INTRODUCTION

       This Information Statement is being mailed on or before August
2, 2000, to holders of record on July 28, 2000, of shares of Common Stock ("Common Stock") of Pacific CMA, Inc., a Colorado corporation
(the "Company") in connection with an anticipated change in all members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

       The Company was formed as a "blind pool" or "blank check" company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

       This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

       On or about July 25, 2000, certain shareholders of the Company, including two officers and directors, its other principal shareholders, and certain other large shareholders, entered into a Stock Purchase
Agreement (the "Purchase Agreement") with a group of purchasers consisting of four individuals, pursuant to which the purchasers agreed to purchase 10,000,000 shares of the Company's common stock from the Sellers, representing approximately 83.33% of the Company's issued and outstanding common stock. The purchase price is $50,000, or $0.005 per share, which is payable through execution of promissory notes in favor of the sellers. The promissory notes are payable in full three (3) business days after NASD Regulation, Inc. grants its approval for one of its member firms to publish bid and asked quotations on the OTC
Bulletin Board for the Company's stock.

       The closing under the Purchase Agreement will result in a change in control of the Company. As a result, at the time of closing under the Purchase Agreement, the current voting officers and directors of the Company will resign and the out-going directors will appoint persons designated by the purchasers as successor members of the Board of Directors.

       Execution of the Purchase Agreement is the first step in the process of completing a business acquisition transaction. The second step is completion of a share exchange. Thus, as a condition precedent to execution of the Purchase Agreement by the selling shareholders, on or about July 25, 2000, the Company entered into a Stock Exchange Agreement (the "Exchange Agreement") with Buller Services
Corporation, a British Virgin Islands International Business Company ("Buller"), as the sole stockholder of AGI Logistics (H.K.) Ltd., a corporation organized under the laws of Hong Kong ("AGI"). Under the terms of the Exchange Agreement, the Company will acquire all of the issued and outstanding common stock of AGI from Buller in exchange for the issuance of 8,000,000 shares of its common stock.

       Following completion of the share exchange, the Company will have a total of 20,000,000 shares of common stock issued and outstanding and will own all of the issued and outstanding common stock of AGI. After completion of the share exchange, AGI, which is engaged in the business of providing international air freight and sea freight, river freight forwarding services, local and inland trucking and warehousing for the import, export, and re-export markets in or through Hong Kong, and transhipment services to mainland China, will continue to conduct its existing business operations as a wholly-owned subsidiary of the Company.

       It is the intention of the selling shareholders to complete closing under the Purchase Agreement as soon as reasonably possible, but in any event no later than August 15, 2000, and it is the intention of the Company to complete closing under the Exchange Agreement as soon as reasonably possible thereafter, but in any event no later than September 30, 2000. However, the obligations of the parties to consummate the transactions contemplated by the Purchase Agreement and the Exchange Agreement are subject to satisfaction of certain conditions precedent.
One such condition precedent to closing under the Purchase Agreement is compliance with Rule 14f-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, which requires the Company to provide prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors not less than ten (10) days prior to date upon which the new directors are to take office.

       There is no assurance that the transactions contemplated by the Purchase Agreement and the Exchange Agreement will be completed because there is no assurance that the parties will satisfy all of the conditions for closing.

                            MANAGEMENT

       The directors and executive officers currently serving the Company are as follows:

Name                    Age                Positions Held and Tenure

Grant W. Peck            45          President, and a Director since
                                                     September, 1997.

Dean F. Sessions         49
                                          Secretary/Treasurer, and a
                                      Director since September, 1997.
Biographical Information

Grant W. Peck

       Mr. Peck has served as President and a Director of the Company since September, 1997. He is also currently the President and a Director of three other blind pool or blank check companies (i.e. National CMA, Inc., First CMA, Inc.and Capmacco Corp.) which were formed at the same time as the Company and have a capital structure which is identical to that of the Company.

       From 1994 to the present, Mr. Peck has been engaged in the business of managing commercial real estate which he owns and in the business of mergers or acquisitions involving blind pool or blank check companies. Mr. Peck was the principal shareholder, the President and a Director of J. S. Grant's, Inc., doing business as Just Squeezed Juices, from its inception in 1985 until January, 1995, when the Company was sold. J.S. Grant's distributed fresh juices from Denver, Colorado, to five states, and had approximately $3.5 million in annual sales and 36 employees. Between 1977 and 1984, Mr. Peck was an owner and Director of Operations for the Harvest Restaurant and Bakery, a restaurant company that catered to the then emerging health-conscious market. During his tenure with Harvest Restaurant and Bakery, Mr.
Peck was responsible for the growth and daily operation of the restaurant company, employing over 385 employees and staffing 28 managers.

       From 1994 to the present, Mr. Peck has been engaged in the business of mergers and acquisitions involving blind pool or blank check companies.

       Mr. Peck attended the University of Colorado and Macalester College in St. Paul, Minnesota, but did not receive a degree from either institution.

Dean F. Sessions.

       Mr. Sessions has served as Secretary and Treasurer, and as a Director of the Company since September 1997. He is also currently the Secretary, Treasurer and a Director of three other blind pool or blank check companies (i.e. National CMA, Inc., First CMA, Inc. and
Capmacco Corp.) which were formed at the same time as the Company and have a capital structure which is identical to that of the Company.

       From 1973 through 1982 Mr. Sessions was employed as an investment broker by E.F. Hutton & Co., in its Boulder, Colorado office. From 1982 through 1986 Mr. Sessions was an officer, director and principal shareholder of A. S. Food Company, Inc., a Colorado corporation formed to acquire the franchise rights for Round The Corner restaurants in Oregon, Washington and British Columbia. A. S. Food Company, Inc., opened and operated two Round The Corner restaurants in the Seattle, Washington area, but in 1986 it filed bankruptcy and ceased operations.

       In October 1986, Mr. Sessions renewed his securities license with the NASD and simultaneously joined the Boulder, Colorado office of E.
F. Hutton as an account executive. From June of 1987 through March of 1988, Mr. Sessions was a registered representative of L. T. Securities, the securities division of Lincoln Trust Corporation of Denver, Colorado. From March, 1988, to August, 1990, Mr. Sessions was a registered representative with Cohig Securities, Inc. of Denver, Colorado, and from January, 1991 to June, 1994, Mr. Sessions was a registered representative with Walford and Company, of Boulder, Colorado.

       From 1994 to the present, Mr. Sessions has been engaged in the business of mergers and acquisitions involving blind pool or blank check companies. In addition, from August, 1990, to the present, Mr.
Sessions has been actively engaged in attempting to acquire his Professional Golf Association (PGA) tour card.

       Mr. Sessions has a B.S. degree from the University of Colorado.

       There are no family relationships between any of the directors or officers of the Company.

       The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

       The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 1999,

Compliance With Section 16(a) of the Exchange Act.

       The Company has been advised by its officers, directors and principal shareholders, that as of the end of its most recent fiscal year, they are current in filing all required reports pursuant to Section 16(a) of the Exchange Act.

                  DESIGNEES AS COMPANY DIRECTORS
                      AND EXECUTIVE OFFICERS

       The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the reorganization described herein:

Name                    Age                                 Position

Lam King Ko,             47                     President & Chairman
 Alfred                                    of the Board of Directors

Scott Turner             45                                 Director

Chan Wai Ying,
 Louisa                  42                                 Director

Biographical Information

Lam King Ko, Alfred.

       Alfred Lam is President and Chairman of the Board of Directors of AGI Logistics (HK), Ltd., of Hong Kong. He founded that company in 1998 and is its sole shareholder. From 1978 through 1996 he was affiliated with AWT World Transport Holdings, Ltd., in Hong Kong, which was engaged in the air freight business. He joined AWT Transport in 1978 as a sales executive. He became a major shareholder and managing director in 1991. He sold that company in 1996. Mr.
Lam has a bachelor's degree in Business Administration from Chinese University of Hong Kong.

Scott Turner.

       Mr. Turner will become a director of the Company following closing under the Purchase Agreement. Since 1997 he has been President of Airgate International Corp. in Jamaica, New York, a company which he co-founded. From 1986 through 1997, he was managing director of Tri-Cargo Services, Inc., in Jamaica, New York, a company which he also co-founded. Tri-Cargo was merged with AWT World Transport in 1997, resulting in the creation of Airgate International Corp. Mr. Turner holds a bachelor's degree from Hofstra University in Hempstead, New York.

Chan Wai Ying, Louisa.

       Ms. Chan is a director of AGI Logistics (HK), Ltd., of Hong Kong. From January 1994 through January 1996, she was an executive director of AWT World Transport Holdings, Ltd., in Hong Kong, where she was responsible for financial planning, tax planning and budgeting. She is the spouse of Alfred Lam. She holds a diploma of accounting in Australia.

         SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
                       OWNERS AND MANAGEMENT

       As of July 25, 2000, the Company had a total of 12,000,000 shares of Common Stock issued and outstanding. The following table sets forth the number of shares of Common Stock owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding Common Stock of the Company and by current officers and directors as a group. The table also reflects the number of shares which are expected to be owned by such persons following sale of shares pursuant to the Purchase Agreement.

(page 1 of 2)                          Number of Shares
                                     Owned Beneficially
Name and                                                After
Address                           Current             Closing

Grant W. Peck <F1>
7331 S. Meadow Court
Boulder, CO 80301           2,483,250<F2>             131,438

Dean F. Sessions <F1>
P. O. Box 17881
Boulder, CO  80308          2,499,000<F3>             138,438

Gary S. Joiner
4750 Table Mesa Drive
Boulder, CO  80303          2,489,000<F4>             833,437

Mark DiSalvo
192 Searidge Court
Shell Beach, CA  93449          2,400,000             828,437

All directors and executive
officers (2 persons)            4,982,250             269,876

<F1>  The person listed is an officer, a director, or both, of the Company.
<F2>  Includes 3,500 shares owned by family members, of which Mr. Peck may be deemed to be the beneficial owner.
<F3>  Includes 10,000 shares owned by Mr. Sessions' spouse, of which he may be deemed to be the beneficial owner.
<F4>  Includes 5,000 shares owned by family members, of which Mr.
Joiner may be deemed to be the beneficial owner.

             SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL
                           OWNERS AND MANAGEMENT

(page 2 of 2)
                                       Percent of Class Owned
Name and                                                After
Address                           Current             Closing

Grant W. Peck <F1>
7331 S. Meadow Court
Boulder, CO 80301                      20.69%         1.10%

Dean F. Sessions <F1>
P. O. Box 17881
Boulder, CO  80308                     20.83%         1.15%

Gary S. Joiner
4750 Table Mesa Drive
Boulder, CO  80303                     20.75%         6.95%

Mark DiSalvo
192 Searidge Court
Shell Beach, CA  93449                 20.00%         6.90%

All directors and executive
officers (2 persons)                   41.52%         2.25%

<F1>  The person listed is an officer, a director, or both, of the Company.
<F2>  Includes 3,500 shares owned by family members, of which Mr. Peck may be deemed to be the beneficial owner.
<F3>  Includes 10,000 shares owned by Mr. Sessions' spouse, of which he may be deemed to be the beneficial owner.
<F4>  Includes 5,000 shares owned by family members, of which Mr.
Joiner may be deemed to be the beneficial owner.

          SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL
                       OWNERS AND MANAGEMENT

       The following table sets forth, as of the date of completion of the transactions contemplated by the Reorganization Agreement, the number of shares of Common Stock expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding Common Stock of the Company and all expected future officers and directors as a group.

Name and                 Number of Shares
 Address               Owned Beneficially    Percent of Class

Lam King Ko, Alfred
Unit D, 11/F, Garment Centre
No. 576-586 Castle Peak Road
Cheung Sha Wan, Kowloon
Hong Kong                       9,000,000                 75%

All directors and
executive officers as
a group (3 in number)           9,000,000                 75%


           EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

       No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.


          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors

       As permitted by Colorado law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

       Pursuant to the Colorado Business Corporation Act, the
Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 7-5-114 of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

       Members of management, and other principal shareholders of the Company, have paid an aggregate total of approximately $8,249 for their shares. This includes initial consideration totaling $2,400, which consisted of $255 in cash and services valued at $2,145, and also includes a total of $5,849 of additional contributions in the form of payment of corporate expenses. This consideration is the equivalent of approximately $.00069 per share. Under the terms of the Purchase
Agreement, the selling shareholders are selling a total of 10,000,000 shares for a purchase price of $50,000, or $.005 per share. As a result, the selling shareholders are making a substantial profit on the sale of the 10,000,000 shares. The fact that the selling shareholders are making a substantial profit represents a conflict of interest, particularly in view of the fact that none of the other (non-selling) shareholders will have opportunity to approve or consent to such sale.

                         LEGAL PROCEEDINGS

       The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                            ----------


       THIS INFORMATION STATEMENT IS PROVIDED TO YOU
FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
PART IS SOUGHT OR REQUIRED.



                          August 2, 2000